EXHIBIT 12.2
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Three Months
	Ended March 31,		Year Ended December 31,
	2009		2008		2007		2006		2005		2004
Earnings:

Income before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations	$24,095		$125,568		$97,503		$80,535		$68,188		53,732
Fixed charges before preferred distributions	17,708		72,658		61,376		49,092		44,203		41,678
Distributions from equity investments	243		2,262		1,239		874		855		811
Capitalized interest	(226)		(797)		(494)		(100)		(160)		(688)

Adjusted Earnings	$41,820		$199,691		$159,624		$130,401		$113,086		95,533

Fixed Charges:

Interest expense, net (including amortization of deferred financing fees)	$17,437		$70,951		$60,505		$48,866		$43,749		40,011
Interest income	45		910		377		126		294		979
Capitalized interest	226		797		494		100		160		688
Preferred distributions	7,552		28,266		21,312		11,857		11,353		6,213

Combined Fixed Charges and Preferred Distributions	$25,260		$100,924		$82,688		$60,949		$55,556		47,891

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.7	x	2.0	x	1.9	x	2.1	x	2.0	x	2.0	x